# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fractyl Health, Inc., CIK 0001572616
CUSIP: 35168W103
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 3 Van de Graaff Drive, Suite 200, Burlington, Massachusetts (MA), 01803
Date of event which requires filing of this statement: 02/04/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001844818

## Reporting persons
- CVF, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 4,673,870; shared voting power 0; sole dispositive power 4,673,870; shared dispositive power 0; aggregate amount beneficially owned 4,673,870 (3.4% of the class)
- HCC Manager LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 4,673,870; sole dispositive power 0; shared dispositive power 4,673,870; aggregate amount beneficially owned 4,673,870 (3.4% of the class)

## Item 1. Issuer
Name of issuer: Fractyl Health, Inc.
Address of issuer's principal executive offices: 3 Van de Graaff Drive, Suite 200, Burlington, MA 01803

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of each of the following persons:

CVF, LLC
HCC Manager LLC
Address of principal business office or, if none, residence: 222 N. LaSalle Street, Suite 200, Chicago, Illinois 60601
Citizenship: CVF, LLC is a limited liability company formed in Delaware. HCC Manager LLC is a limited liability company formed in Illinois.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The ownership percentages are based on (i) the number of shares of Common Stock that may be deemed to be beneficially owned by CVF, LLC and (ii) the 137,044,440 shares of Common Stock outstanding as of October 31, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2025.
Percent of class: CVF, LLC: 3.4%; HCC Manager LLC: 3.4%
Sole power to vote or to direct the vote: CVF, LLC: 0; HCC Manager LLC: 0
Shared power to vote or to direct the vote: CVF, LLC: 4,673,870; HCC Manager LLC: 4,673,870
Sole power to dispose or to direct the disposition: CVF, LLC: 0; HCC Manager LLC: 0
Shared power to dispose or to direct the disposition: CVF, LLC: 4,673,870; HCC Manager LLC: 4,673,870

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- CVF, LLC: /s/ Richard Robb, Richard Robb, Executive Vice President (02/04/2026)
- HCC Manager LLC: /s/ Richard Robb, Richard Robb, Executive Vice President (02/04/2026)